Exhibit 99.1

FangDD Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

SHENZHEN, China, March 31, 2020 (GLOBE NEWSWIRE) — Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights

Revenue increased by 50.0% year over year to RMB1,047.2 million (US$150.4 million) in the fourth quarter of 2019. Net loss was RMB691.0 million (US$99.3 million) in the fourth quarter of 2019.

Non-GAAP1 net income grew by 36.9% year over year to RMB54.9 million (US$7.9 million) in the fourth quarter of 2019.

Full Year 2019 Financial Highlights

Revenue increased by 57.7% year over year to RMB3,599.4 million (US$517.0 million) in 2019. Net loss was RMB510.4 million (US$73.3 million) in 2019.

Non-GAAP net income grew by 126.4% year over year to RMB235.5 million (US$33.8 million) in 2019.

Fourth Quarter 2019 Operating Highlights

The number of active agents2 in the Company’s marketplace was 238.2 thousand in the fourth quarter of 2019, representing an increase of 39.8% year over year from 170.4 thousand in the same period of 2018.

The number of closed-loop agents3 was 26.8 thousand in the fourth quarter of 2019, representing an increase of 70.7% year over year from 15.7 thousand in the same period of 2018.

Total closed-loop GMV4 facilitated on the Company’s platform increased by 75.1% year over year to RMB68.1 billion (US$9.78 billion) in the fourth quarter of 2019 from RMB38.9 billion in the same period of 2018. New property listings and secondary sales listings contributed RMB42.0 billion (US$6.0 billion) and RMB26.1 billion (US$ 3.7 billion), respectively, to the total closed-loop GMV in the fourth quarter of 2019.

Full year 2019 Operating Highlights

The number of active agents2 in the Company’s marketplace was 443.3 thousand in 2019, representing an increase of 39.7% year over year from 317.3 thousand in 2018.

The number of closed-loop agents3 was 60.4 thousand in 2019, representing an increase of 52.9% year over year from 39.5 thousand in 2018.

Total closed-loop GMV4 facilitated on the Company’s platform increased by 85.1% year over year to RMB210.5 billion (US$ 30.2 billion) in 2019 from RMB113.7 billion in 2018. New property listings and secondary sales listings contributed RMB 147.1 billion (US$ 21.1 billion) and RMB 63.4 billion (US$9.1 billion), respectively, to the total closed-loop GMV in 2019.

1           Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information on these non- GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2           “Active agents” refer to real estate agents who have visited the Company’s marketplace and used one or more of its functions within a period of time.

3           Closed-loop agents refer to real estate agents who have completed closed-loop transactions in the Company’s marketplace under the Company’s monitoring and control.

4           “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in our marketplace during the specified period.

Mr. Yi Duan, Chairman and Co-Chief Executive Officer of FangDD, commented, “We concluded an eventful 2019 with solid fourth quarter results. As the demand for online and SaaS real estate solutions continued to rise, we remained focused on the optimization of our service capabilities to improve our platform’s value propositions for agents, agencies, and partnered real estate developers. As a result, our  revenue in the fourth quarter of 2019 grew by 50.0% to RMB1,047.2 million, primarily driven by a year-over-year increase of 75.1% in our closed-loop GMV. At the beginning of 2020, the coronavirus outbreak and related suspension of offline activity have severely disrupted the Chinese real estate industry. On average, the effective offline working hours of real estate agents during the first quarter were reduced to approximately 30% of the prior-year level. Nevertheless, as a leader in the real estate transaction service market, we remain confident about the industry’s mid- to long-term growth prospects. Currently, we are actively leveraging our leading technological capabilities and implementing a series of initiatives to further enable our agents to facilitate efficient real estate transactions online. These initiatives, combined with our highly efficient and cost-effective asset-light business model, will sustain our growth momentum despite the temporary challenges. Consequently, we expect our year-over-year revenue growth to be between 40% and 45% in the full year of 2020.”

Mr. Xi Zeng, Co-Chief Executive Officer of FangDD, stated, “During the fourth quarter, we maintained our core commitment to empowering our agents and agencies through the customization of our service offerings and the continuous refinement of our SaaS solutions. By implementing a classification system to categorize agencies on our platform, we can provide services that are increasingly tailored to address the specific needs of agencies at different stages of growth. In addition, the constant refinement of our online agency tools and SaaS solutions have significantly improved our agencies’ operating efficiencies. As a result, for 2019, the number of active agents on our marketplace increased by 39.7% to 443.3 thousand, while the number of agents that completed transactions on our marketplace grew by 52.9% to 60.4 thousand. Moreover, by leveraging our extensive agent base, we were also able to expand our partnerships with real estate developers, successfully improving their sales performance, further diversifying our product offerings, and securing more premium property listings on our platform. Importantly, our expansion of properties listings has helped to provide more opportunities for our agents to complete transactions and therefore led to the formation of a virtuous cycle. Going forward, we will continue to utilize our SaaS solutions and matchmaking algorithms to supercharge our agent and property listing twin growth engines, which will further enhance our transaction efficiencies in turn. We are confident that these efforts will enable us to maintain our rapid growth trajectory going forward.

Ms. Jiaorong Pan, Chief Financial Officer of FangDD, added, “In the fourth quarter of 2019, we maintained our strong growth momentum and delivered a solid financial performance. Importantly, our better-than-expected top-line results in the period were driven by the expansion of our agent base and property listings, which enabled us to facilitate a higher commission-based GMV during the quarter. Additionally, our initiatives to optimize our cost structures have also started to yield results. For example, during the fourth quarter of 2019, our non-GAAP operating income increased by 102.0% to RMB60.6 million while our non-GAAP operating margin expanded to 5.8% from 4.3% in the same period of 2018. Looking ahead, our effective cost control measures, positive cash flow, and abundant cash reserve will allow us to overcome the temporary market challenges. Furthermore, we will continue to invest in the optimization of our SaaS solutions and service offerings to fortify our industry leadership and generate sustainable value for our shareholders over the long term.”

Fourth Quarter 2019 Financial Results

REVENUE

Revenue in the fourth quarter of 2019 increased by 50.0% to RMB1,047.2 million (US$150.4 million) from RMB698.2 million in the same period of 2018. The increase was driven by the Company’s ongoing efforts to attract more real estate sellers and agents to its marketplace, which enabled the Company to facilitate a higher commission-based GMV and grow its revenue in turn.

COST OF REVENUE

Cost of revenue in the fourth quarter of 2019 increased by 51.0% to RMB832.8 million (US$119.6 million) from RMB551.7 million in the same period of 2018, mainly attributable to an increase in commission fees payable to agents for the services they rendered, which is in line with the increased commission from transactions resulting from the Company’s business growth.

GROSS PROFIT

Gross profit in the fourth quarter of 2019 increased by 46.3% to RMB214.4 million (US$30.8 million) from RMB146.5 million in the same period of 2018. Gross margin in the fourth quarter of 2019 remained stable at 20.5% compared to the same period of 2018.

OPERATING EXPENSES

Operating expenses in the fourth quarter of 2019, including share-based compensation expenses of RMB745.9 million (US$107.1 million), increased to RMB899.7 million (US$129.2 million) from RMB116.5 million in the same period of 2018.

Sales and marketing expenses in the fourth quarter of 2019 decreased by 34.2% to RMB17.1 million (US$2.5 million) from RMB26.0 million in the same period of 2018. The decrease in sales and marketing expenses was primarily due to the reduction in spending on brand promotion and marketing activities.

Product development expenses in the fourth quarter of 2019 were RMB506.8 million (US$72.8 million) compared to RMB53.5 million in the same period of 2018. The increase in product development expenses was mainly attributable to share-based compensation expenses of RMB435.1 million (US$62.5 million) in the fourth quarter of 2019. The remaining increase of RMB18.2 million (US$2.6 million) in product development expenses was primarily due to higher personnel-related expenses, resulting from the increase in average compensation of product development personnel in the fourth quarter of 2019 as the Company sought to enhance its technological infrastructure to attract and retain more agents.

General and administrative expenses in the fourth quarter of 2019 were RMB375.9 million (US$54.0 million), compared to RMB37.0 million in the same period of 2018. The increase in general and administrative expenses was mainly driven by share-based compensation expenses of RMB310.8 million (US$44.6 million) in the fourth quarter of 2019. The remaining increase of RMB28.1 million (US$4.0 million) in general and administrative expenses was primarily attributable to (1) increases in headcount and average compensation during the fourth quarter of 2019 due to the rapid growth of the Company’s business; (2) an increased headcount to improve the Company’s corporate governance and ensure compliance in associate with its status of a US-listed company, as well as certain listing expenses following the listing of the Company; and (3) an increase in provision for doubtful debtors which was in line with the rapid growth of the Company’s business.

INCOME(LOSS)  FROM OPERATIONS

Loss from operations in the fourth quarter of 2019 was RMB685.2 million (US$98.4 million) compared to an income from operations of RMB30.0 million in the same period of 2018.

Non-GAAP income from operations5 in the fourth quarter of 2019 was RMB60.6 million (US$8.7 million) compared to RMB30.0 million in the same period of 2018. Non-GAAP operating margin in the fourth quarter of 2019 was 5.8% compared to 4.3% in the same period of 2018.

5           Non-GAAP income from operations is defined as income from operations excluding share-based compensation expenses.

NET INCOME(LOSS)

Net loss in the fourth quarter of 2019 was RMB691.0 million (US$99.3 million) compared to a net income of RMB40.1 million in the same period of 2018.

Non-GAAP net income in the fourth quarter of 2019 was RMB54.9 million (US$7.9 million) compared to RMB40.1 million in the same period of 2018. Non-GAAP net margin in the fourth quarter of 2019 was 5.2% compared to 5.7% in the same period of 2018.

NET LOSS PER ADS

Basic and diluted net loss attributable to ordinary shareholders per American Depositary Share (“ADS”) in the fourth quarter of 2019 were both RMB22.00 (US$3.16). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS in the same period of 2018 were both RMB0.75. Each ADS represents 25 of the Company’s Class A ordinary shares.

Full Year 2019 Financial Results

REVENUE

Revenue in 2019 increased by 57.7% to RMB3,599.4 million (US$517.0 million) from RMB2,282.2 million in 2018. The increase was driven by the Company’s ongoing efforts to attract more real estate sellers and agents to its marketplace, which enabled the Company to facilitate a higher commission-based GMV and grow its revenue in turn.

COST OF REVENUE

Cost of revenue in 2019 increased by 57.4% to RMB2,842.4 million (US$408.3 million) from RMB1,805.6 million in 2018.

GROSS PROFIT

Gross profit in 2019 increased by 58.8% to RMB757.0 million (US$108.7 million) from RMB476.6 million in 2018. Gross margin in 2019 remained stable at 21.0% compared to 2018.

OPERATING EXPENSES

Operating expenses in 2019, including share-based compensation expenses of RMB745.9 million (US$107.1 million), increased to RMB1,293.8 million (US$185.8 million) from RMB407.3 million in 2018.

Sales and marketing expenses in 2019 decreased by 18.1% to RMB48.4 million (US$7.0 million) from RMB59.1 million in 2018. Product development expenses in 2019 were RMB725.0 million (US$104.1 million) compared to RMB202.9 million in 2018. Product development expenses in 2019 included share-based compensation expenses of RMB435.1 million (US$62.5 million).

General and administrative expenses in 2019 were RMB520.4 million (US$74.8 million) compared to RMB145.3 million in 2018. General and administrative expenses in 2019 included share-based compensation expenses of RMB310.8 million (US$44.6 million).

INCOME(LOSS)  FROM OPERATIONS

Loss from operations in 2019 was RMB536.8 million (US$77.1million) compared to an income from operations of RMB69.4 million in 2018.

Non-GAAP income from operations in 2019 was RMB209.1 million (US$30.0million) compared to RMB69.4 million in 2018. Non-GAAP operating margin in 2019 was 5.8% compared to 3.0% in 2018. The increase of non-GAAP income from operations in 2019 was primarily driven by the continued expansion of the Company’s business and the improvement of the Company’s operating efficiency through the advancement of technology.

NET INCOME(LOSS)

Net loss in 2019 was RMB510.4 million (US$73.3 million) compared to a net income of RMB104.0 million in 2018. Non-GAAP net income in 2019 was RMB235.5 million (US$33.8 million) compared to RMB104.0 million in 2018. Non-GAAP net margin in 2019 was 6.5% compared to 4.6% in 2018.

NET LOSS PER ADS

Basic and diluted net loss attributable to ordinary shareholders per ADS in 2019 were both RMB29.25 (US$4.20). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS in 2018 were both RMB3.75.

Liquidity

As of December 31, 2019, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB1,345.4  million (US$193.3 million), short-term bank borrowings of RMB490 million (US$70.4 million), as well as un-utilized bank facilities of RMB285.0 million (US$40.9 million). Net cash provided by operating activities in 2019 was RMB118.5 million (US$17.0 million).

Recent Development

On March 31, 2020, the Company’s board of directors appointed Ms. Jiaorong Pan, the Company’s Chief Financial Officer, as one of the Company’s directors. The Company’s board of directors currently consists of nine members, three of which are independent directors.

Business Outlook

For the first quarter of 2020, the Company expects its revenue to be between RMB270 million and RMB300 million. Due to the early Lunar New Year holiday and the outbreak of COVID-19 in China, the number of effective working days for Chinese real estate agents in the first quarter of 2020 was reduced to approximately 30% of the working days in the same period of 2019. Given the evolving nature of the coronavirus outbreak, the Company currently has very limited visibility on the impacts of the pandemic to its business and the markets in which it operates. As a result, this forecast only reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Tuesday, March 31, 2020, at 7:00 A.M. Eastern Time (or  7:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Fangdd Network Group Ltd Fourth Quarter and Full Year 2019 Earnings Conference Call
Conference ID:	#10005221
Registration Link:	https://s1.c-conf.com/diamondpass/10005221-invite.html

Due to the global outbreak of the novel coronavirus, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through April 8, 2020, by dialing the following numbers:

United States:	+1-855-883-1031
Hong Kong, China:	800-930-639
Replay Code:	#10005221

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.fangdd.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB 6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019, in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or  GAAP, this press release presents non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income and non-GAAP net margin by excluding share-based compensation expenses from income from operations and net income , respectively. These non- GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as  they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non- GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”) is a leading property technology company in China. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by technology. FangDD operates China’s largest online real estate marketplace as measured by the number of registered agents on its marketplace as of December 31, 2018. Of the approximately 2.0 million real estate agents in China, more than 1,250,000 were on its platform as of December 31, 2019. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S.  Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD
Ms. Linda Li

Director, Capital Markets Department
Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

ICR, Inc.

Jack Wang

Phone: +1(646) 308-1649

E-mail: FangDD@icrinc.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS   DATA

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	443,586	1,103,747
Restricted cash	350,632	230,125
Short-term investments	71,483	11,500
Accounts receivable, net	1,352,596	2,189,980
Prepayments and other current assets	210,996	194,668
Total current assets	2,429,293	3,730,020

Total assets	2,879,284	4,372,125

LIABILITIES
Current liabilities
Short-term bank borrowings	395,000	490,000
Accounts payable	1,128,248	1,897,611
Customers’ refundable fees	41,697	44,916
Accrued expenses and other payables	425,470	338,626
Income tax payable	369	7
Total current liabilities	1,990,784	2,771,160

Total liabilities	2,003,430	2,783,070
Total mezzanine equity	2,743,144	—
Total shareholders’ (deficit) equity	(1,867,290)	1,589,055
Total liabilities, mezzanine equity and (deficit) equity	2,879,284	4,372,125

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,		For the Fiscal Year Ended December 31,
	2018	2019	2018	2019
	RMB	RMB	RMB	RMB
Revenue	698,182	1,047,235	2,282,216	3,599,436
Cost of revenue	(551,698)	(832,755)	(1,805,588)	(2,842,394)
Gross profit	146,484	214,480	476,628	757,042

Operating expenses:
Sales and marketing expenses	(26,005)	(17,095)	(59,099)	(48,395)
Product development expenses	(53,512)	(506,766)	(202,877)	(724,983)
General and administrative expenses	(37,006)	(375,868)	(145,277)	(520,421)
Total operating expenses	(116,523)	(899,729)	(407,253)	(1,293,799)
Income (loss) from operations	29,961	(685,249)	69,375	(536,757)

Net income (loss)	40,059	(691,002)	104,026	(510,387)
Accretion of Redeemable Convertible Preferred Shares	(67,576)	(582)	(248,186)	(116,308)
Deemed dividend to preferred shareholder	—	(642,174)	—	(642,174)
Net loss attributable to ordinary shareholders	(27,517)	(1,333,758)	(144,160)	(1,268,869)

Net income (loss)	40,059	(691,002)	104,026	(510,387)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of tax	(15,443)	20,128	(119,487)	(94,357)
Total comprehensive income (loss), net of tax	24,616	(670,874)	(15,461)	(604,744)

Net loss per share attributable to ordinary shareholders
- Basic	(0.03)	(0.88)	(0.15)	(1.17)
- diluted	(0.03)	(0.88)	(0.15)	(1.17)
Net loss per ADS attributable to ordinary shareholders
- Basic	(0.75)	(22.00)	(3.75)	(29.25)
- diluted	(0.75)	(22.00)	(3.75)	(29.25)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	945,712,030	1,520,879,947	945,712,030	1,087,910,999
- diluted	945,712,030	1,520,879,947	945,712,030	1,087,910,999

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended December 31,		For the Fiscal Year Ended December 31,
	2018	2019	2018	2019
GAAP income/(loss) from operations	29,961	(685,249)	69,375	(536,757)
Share-based compensation expenses	—	745,873	—	745,873
Non-GAAP income from operations	29,961	60,624	69,375	209,116

GAAP net income/(loss)	40,059	(691,002)	104,026	(510,387)
Share-based compensation expenses	—	745,873	—	745,873
Non-GAAP net income	40,059	54,871	104,026	235,486

GAAP operating margin	4.3%	(65.4)%	3.0%	(14.9)%
Share-based compensation expenses	—	71.2%	—	20.7%
Non-GAAP operating margin	4.3%	5.8%	3.0%	5.8%

GAAP net margin	5.7%	(66.0)%	4.6%	(14.2)%
Share-based compensation expenses	—	71.2%	—	20.7%
Non-GAAP net margin	5.7%	5.2%	4.6%	6.5%